UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
SCHEDULE TO/A
(Amendment No. 1)
Tender Offer Statement Under Section 14(d)(1) or 13(e)(1)
of the Securities Exchange Act of 1934
TRICIDA, INC.
(Name of Subject Company (Issuer) and Filing Person (Offeror))
Options to Purchase Common Stock, Par Value $0.001 Per Share
(Title of Class of Securities)
89610F101
(CUSIP Number of Class of Securities)
Gerrit Klaerner
Chief Executive Officer and President
TRICIDA, INC.
7000 Shoreline Court, Suite 201
South San Francisco, California 94080
(415) 429-7800
(Name, Address and Telephone Number of Person Authorized to Receive Notices and
Communications on Behalf of Filing Person)
Copies to:

Geoffrey W. Levin, Esq. Istvan A. Hajdu, Esq. Sidley Austin LLP 787 Seventh Avenue New York, NY 10019 Telephone: (212) 839-5300 Fax: (212) 839-5599	Robert McKague EVP, General Counsel and Chief Compliance Officer TRICIDA, INC. 7000 Shoreline Court, Suite 201 South San Francisco, California 94080 (415) 429-7800
CALCULATION OF FILING FEE

Transaction Valuation[1]	Amount of Filing Fee[2]
$30,550,121	$3,333.02

1	Estimated solely for purposes of calculating the amount of the filing fee. The calculation of the transaction valuation assumes that all stock options to purchase shares of the issuer’s common stock that may be eligible for repricing in the offer will be tendered pursuant to this offer. This calculation assumes stock options to purchase an aggregate of 1,581,144 shares of the issuer’s common stock, having an aggregate value of $30,550,121 as of July 14, 2021, calculated based on a Black-Scholes option pricing model, will be exchanged or cancelled pursuant to this offer.

2	The amount of the filing fee, calculated in accordance with Rule 0-11(b) of the Securities Exchange Act of 1934, as amended, equals $109.10 per $1,000,000 of the aggregate amount of the Transaction Valuation (or 0.01091% of the aggregate Transaction Valuation). The Transaction Valuation set forth above was calculated for the sole purpose of determining the filing fee and should not be used for any other purpose.

☒	Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid:	$3,333.02	Filing Party:	Tricida, Inc.
Form or Registration No.:	Schedule TO-I	Date Filed:	July 15, 2021

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.
Check the appropriate boxes below to designate any transactions to which the statement relates:

☐	third party tender offer subject to Rule 14d-1.

☒	Issuer tender offer subject to Rule 13e-4.

☐	going-private transaction subject to Rule 13e-3.

☐	amendment to Schedule 13D under Rule 13d-2.
Check the following box if the filing is a final amendment reporting the results of the tender offer: ☒
If applicable, check the appropriate box(es) below to designate the appropriate rule provision(s) relied upon:

☐	Rule 13e-4(i) (Cross-Border Issuer Tender Offer)

☐	Rule 14d-1(d) (Cross-Border Third-Party Tender Offer)

This Amendment No. 1 to the Tender Offer Statement on Schedule TO (this “Amendment”) amends and supplements the Tender Offer Statement on Schedule TO filed with the Securities and Exchange Commission (the “SEC”) on July 15, 2021 (the “Schedule TO”), by Tricida, Inc., a Delaware corporation (the “Company”), in connection with its offer to exchange eligible stock options for replacement stock options with modified terms pursuant to the Offer to Exchange Eligible Options for New Options, dated July 16, 2021 (the “Exchange Offer”).
This Amendment is being filed solely to amend “Item 4 – Terms of the Transaction” to reflect and report the final results of the Exchange Offer under the caption “Material Terms.” Except as otherwise noted below, no changes have been made to the Schedule TO. This Amendment should be read in conjunction with the Schedule TO and the Exchange Offer. All capitalized terms used herein have the same meanings as given in the Exchange Offer.

Item 4.	Terms of the Transaction.
Item 4 of the Schedule TO is hereby amended and supplemented by adding the following information under the caption “Material Terms”:
The Exchange Offer expired at 6:00 p.m., Pacific Time, on Thursday, August 12, 2021. Pursuant to the Exchange Offer, 41 Eligible Holders elected to exchange Eligible Options, and the Company accepted for cancellation Eligible Options to purchase an aggregate of 1,420,364 shares of the Company’s common stock (“Common Stock”), representing approximately 90% of the total shares of Common Stock underlying the Eligible Options. Following the expiration of the Exchange Offer, on August 16, 2021, the Company granted New Options to purchase 621,998 shares of Common Stock, pursuant to the terms of the Exchange Offer and the Company’s 2018 Equity Incentive Plan. The exercise price per share of the New Options granted pursuant to the Exchange Offer was $3.88 per share, which was the closing price per share of Common Stock on The Nasdaq Global Select Market on the grant date of the New Options. The vesting terms of the New Options are described in detail in the Exchange Offer.

SIGNATURES
After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete, and correct.

TRICIDA, INC.

By:	/s/ Gerrit Klaerner
Gerrit Klaerner
Chief Executive Officer and President
Dated: August 16, 2021